Form 10-K, Exhibit 13
period 1996-12-31
MICRO WAREHOUSE INC
filed 1997-04-04
CIK 892872

Business Description

Micro Warehouse, Inc.

Micro Warehouse is a specialty catalog retailer and direct marketer of brand name personal computers, computer software, accessories, peripheral and networking products to commercial and consumer customers. The Company markets its products through frequent mailings of its distinctive, colorful catalogs, Internet catalog sites on the World Wide Web and dedicated telemarketing account managers who focus on corporate, education and government accounts.

     Through its three core catalogs - MicroWarehouse, MacWarehouse and Data Comm Warehouse - various specialty catalogs, and its Internet sites, the Company offers a broad assortment of more than 25,000 computer products at competitive prices. With colorful illustrations, concise product descriptions and relevant technical information, each catalog title focuses on a specific segment of the computer market.

     Micro Warehouse employs approximately 3,500 people worldwide and publishes catalogs in 13 countries. The Company's common stock is traded on The Nasdaq Stock Market under the symbol "MWHS."

Mission

To be the leading worldwide direct marketing reseller of micro computer products with industry leading skills in database marketing, business and institution selling, efficient logistics, and in providing excellent customer service. Micro Warehouse will be guided by an unyielding commitment to providing employees with growth and development opportunities.

Contents

This is Micro Warehouse   (foldout)

Financial Highlights   page 1

Letter to Shareholders   page 2

Expertise in Database Management   page 6

Strong Commercial Sales Focus   page 8

Broad Product Assortment   page 10

Developing Systems and Logistics   page 12

International Operations   page 14

Micro Warehouse Operating Results   page 16

Selected Financial Information   page 17

Corporate Information   page 37

Officers and Directors   page 37

[Inside Front Cover depicting products, personnel, catalogs and related captions]

Financial Highlights

Micro Warehouse, Inc.

                                                                         % Increase
For the years ended December 31                                           (Decrease)
(in thousands, except per share data)          1996           1995(1)   1996 over 1995      1994(1)
---------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                   $1,916,244     $1,684,627         13.7%      $1,130,796
Restructuring costs, merger costs,
  and goodwill write-off                        32,161           --           --               --
Income from operations before interest,
  income taxes and extraordinary charge         33,093         57,715        (42.7%)         41,063
Income before income taxes and
  extraordinary charge                          36,601         57,903        (36.8%)         40,877
Extraordinary charge, net of taxes               1,584           --           --               --
Net income                                  $   15,298     $   35,244        (56.6%)     $   24,556
Net income per share                        $     0.44     $     1.05        (58.1%)     $     0.80
Weighted average number
  of shares outstanding                         34,793         33,605          3.5%          30,560

Balance Sheet Data:
Total assets                                $  607,842     $  554,546          9.6%      $  411,876
Long-term obligations
  excluding current portion                        376         20,458        (98.2%)          1,497
Stockholders' equity                           384,168        364,669          5.3%         270,862
---------------------------------------------------------------------------------------------------
Supplemental Data
Net income before unusual charges (2)       $   40,913     $   35,244         16.1%      $   24,556
Income per share before unusual charges(2)  $     1.18     $     1.05         12.4%      $     0.80

(1) Restated to reflect the acquisition of Inmac Corp. as a pooling of interests. (See note 2 to Notes to Consolidated Financial Statements).

(2) Amounts exclude the effect of unusual charges comprised of restructuring costs, merger costs, goodwill write-off and extraordinary charge.

--------------------------------------------------------------------------------
Restatement of Financial Statements

In late September 1996, an internal review led to the discovery of certain errors in Micro Warehouse's accounting records. A Task Force comprised of Company representatives and members of its outside accounting firm, KPMG Peat Marwick LLP, was immediately organized to determine the extent, causes and implications of these errors and appropriate corrective action. Simultaneously, the Audit Committee of the Board of Directors engaged outside counsel and independent auditing advisors to examine these matters.

     Over the course of the next several months, the Task Force and Audit Committee examined these issues in detail. Ultimately, the Company determined that the errors primarily impacted accrued inventory liabilities and trade payables since 1992. Inaccuracies in these accounts totaled approximately $47.3 million before tax. The 1992 through 1995 restated financial statements reflect aggregate net pre-tax adjustments of $41.9 million, net of the recovery of $2.2 million of incentive bonus payments for 1995 made to certain senior executives. The balance of $3.2 million in pre-tax adjustments were made to the Company's first quarter 1996 results and were reflected in its Form 10-Q for the third quarter ending September 30, 1996.

      On February 10, 1997, the Company filed Forms 10-K/A with the
Securities and Exchange Commission (SEC) reflecting restated financial statements for the years and quarters 1992, 1993, 1994 and 1995. Additionally, the Board of Directors is taking steps to strengthen the Company's internal controls.

     As a consequence of the disclosure of these accounting errors, the following lawsuits and administrative proceeding have been initiated.

     During October, November and December 1996, the Company and certain of its directors and officers were named as defendants in 11 lawsuits brought in the United States District Court for the District of Connecticut by parties which seek to represent classes of stockholders who purchased shares of the Company's common stock during different periods between January 1994 and September 1996, or exchanged shares in a merger transaction completed in January 1996. These lawsuits advance claims under various provisions of the federal securities laws and the common law and assert that various misleading disclosures were made concerning the Company's financial performance and position and other related circumstances during the periods described. The lawsuits followed and are predicated upon the Company's announcements in September and October 1996 that it intended to restate certain prior financial statements. These matters have been consolidated into a single proceeding.

     In November 1996, a shareholder derivative action was filed in the United States District Court for the District of Connecticut, purportedly on behalf of, and for recovery by, the Company, which is named as a nominal defendant. The complaint charges certain directors and officers with violation of fiduciary duties in selling Company stock while in possession of non-public information and in causing or permitting the exposure of the Company to damage, such as through the class litigation described above, attributable to the same circumstances that are the subject of the class litigation. The Company and the individual defendants have filed a Motion to Dismiss the Complaint which is pending before the Court.

     In December 1996 and January 1997, the Company and certain of its directors and officers were named as defendants in two largely identical lawsuits brought in the Superior Court of Santa Clara County, San Jose, California. These lawsuits have now been consolidated. The lawsuits arise out of the stock merger between the Company and Inmac Corp. on January 25, 1996. The claims are generally similar to those being asserted in the consolidated class action described above.

     All of the above referenced lawsuits are at a preliminary stage. The plaintiffs in these lawsuits seek unspecified compensatory damages, other relief, legal fees and litigation costs. The Company is unable to predict the outcome or the potential financial impact of this litigation, and accordingly, has made no provision therefor in the consolidated financial statements.

     Finally, the SEC has commenced a formal investigation into the events underlying the restatement. The Company has been cooperating with this investigation and will continue to do so.

     The Company has assembled a group of experienced outside advisors to work with the Company's Executive Committee and Board to manage and defend these claims. We are hopeful that, notwithstanding the complexities of these issues, they will be resolved efficiently and in the best interests of the Company, all of its shareholders, customers and employees.
--------------------------------------------------------------------------------


                                            CAPITALIZING ON OUR FIVE STRENGTHS 1

Letter To Shareholders

Nineteen ninety-six has been a year of enormous challenge and change for Micro Warehouse. We saw continued robust growth in our IBM PC-compatible business, but the weakness of Apple Computer's Macintosh business significantly impacted us throughout the year. During the first nine months of 1996, much of the Company's operational energy was devoted to the merger with Inmac, a leading international direct-response marketer of personal computer and networking products. In late September, we announced that we had discovered financial errors that have required us to restate our financial reports since 1992. These errors and the actions the Company is taking to address them are described on page one.

In October, we welcomed our new President and Chief Executive Officer, Chip Lacy. Chip brings a wealth of talent and experience, including building and running the largest and most successful micro computer products distributor in the world. His expertise will be invaluable in bringing us to the next level of accomplishment.

[Photograph]

Peter Godfrey
Chairman of the Board

Linwood A. "Chip" Lacy, Jr.
President and Chief Executive Officer

     During the year, we distributed 123 million catalogs to customers and prospective customers worldwide. We began to realize the benefits from the development of our Micro Warehouse MicroTrax Customer Database System. We extended our range of personal computer products that now includes more than 25,000 SKUs and expanded our commercial sales business which now accounts for approximately two-thirds of our total domestic sales. With the acquisition of Inmac, our international net sales now represent approximately one-third of our global net sales.


2 CAPITALIZING ON OUR FIVE STRENGTHS

     We continued our efforts to diversify our customer base and reduce our dependence on users of the Macintosh platform. In the fourth quarter of the year, sales of Macintosh products worldwide declined to 45% of total sales.

Key Acquisitions Strengthen
IBM PC-Compatible Business

     Acquisitions played an important part in our diversification strategy. In January, we completed the acquisition of Inmac Corp., a leading international direct-response marketer of personal computer products with 73% of its fiscal 1995 sales in Europe. Inmac's product assortment includes a wide range of personal computer and networking products that Micro Warehouse did not formerly offer.

     We spent much of 1996 merging the Micro Warehouse and Inmac businesses, closing facilities and eliminating staff in every country in which the companies operate together. For expenses associated with the merger and restructuring, we took a one-time charge of $26.2 million. The Inmac acquisition has greatly strengthened our operations in Europe, particularly in the datacomm market. Inmac also has reduced our dependence on our Macintosh business in Europe.

      In October, we completed the acquisition of the business of USA Flex, based in Bloomingdale, Illinois. This company has been successful in acquiring customers and building its business from advertisements in U.S. computer publications, particularly Computer Shopper. The USA Flex acquisition should strengthen our IBM PC-compatible business in the United States. In September, we acquired the Helsinki, Finland-based firm, Business Forum and a related company with the object of increasing our IBM PC-compatible business to commercial accounts in the Finnish market.

--------------------------------------------------------------------------------
                      Chip Lacy Hired as President and CEO

Linwood A. "Chip" Lacy, Jr. joined Micro Warehouse in October 1996 as President, Chief Executive Officer and member of the Board of Directors. From 1985 to May 1996, Mr. Lacy was CEO of Ingram Micro and its predecessor company Micro D, the leading distributor of micro computer products. From 1993 to 1996, Mr. Lacy, served as President, and for a part of that time, as CEO of Ingram Industries, Ingram Micro's parent company. Prior to his service at Ingram Micro, Mr. Lacy spent nearly ten years at Best Products, a catalog showroom retailer, with his last duties as Senior Vice President of Marketing. Mr. Lacy brings to the Company 26 years of experience and skills in the retail, catalog and computer industries which make him uniquely qualified to lead the Company into the 21st Century.
--------------------------------------------------------------------------------


                                            CAPITALIZING ON OUR FIVE STRENGTHS 3

 [The following table was represented by a bar graph in the printed material.]

Net Sales, Worldwide
(in millions)
                                94             95             96
                               ----           ----           ----

                              $1,131         $1,685         $1,916

Consolidated worldwide sales grew 14% in 1996 to $1,916 million.

 [The following table was represented by a bar graph in the printed material.]

Net Income
Per Share
                                94        95        96         96(1)
                               ----      ----      ----       ----

                              $0.80     $1.05     $0.44      $1.18

(1) 1996 net income per share was $0.44. Excluding the effect of restructuring costs, merger costs and extraordinary expenses, net income per share reflects growth over 1995 of 12% to $1.18.

Shift in Our Source of Revenue

Our core domestic IBM PC-compatible business (excluding Inmac) grew by more than 45% during 1996. Particularly significant in this growth were the sales of notebook computers and the continued growth of our Data Comm Warehouse business.

      The uncertainties of the Apple Macintosh marketplace had a significant bearing on the Company throughout 1996. In the first quarter of 1996, our domestic Mac business grew 50% over the previous year. By the final quarter we saw a 13% decline in business over the previous year. Reflecting the uncertainty of the Mac market, in the June quarter we took a one-time charge of $6 million to write off the value of the goodwill held on our books for those overseas subsidiaries that serviced the Mac market only. We have subsequently closed our "Mac only" operations in Switzerland and Belgium. The future of the Macintosh business continues to be uncertain in 1997.

Internet Becomes
Important Sales Tool

In 1996, the Internet continued to grow in importance as a means of offering our product assortment, communicating efficiently with our customers and building our customer base. We continued to develop our general Internet catalog and catalogs for specific corporate customers with unique corporate pricing and commercial capabilities. We believe that the various Internet initiatives that we plan to introduce in 1997 will further enhance our business in the United States and abroad.

--------------------------------------------------------------------------------
10 Years of Growth

1987 Micro Warehouse, Inc. commences operations as a direct marketer of computer software and peripherals for users of Apple Macintosh and IBM PC-compatible personal computers. Direct response advertisements first appear in the June issue of MacUser magazine.

1988 The first edition of the Mac Warehouse catalog of products for Macintosh users is launched in January. The picture of telemarketing supervisor Kerry appears on the front cover and is ultimately adopted as the Company trademark. First advertisement for Micro Warehouse IBM PC-compatible products appears in October.

1989 The dedicated telemarketing Account Manager program commences in April. First Micro Warehouse "Electronic Mall" store is established on CompuServe Information Services in May. Midnight Express Service commences in October-enables customers to place orders until 12:00 A.M. (EST) for overnight delivery.

1990 First Micro Warehouse catalog for IBM PC-compatible products ships in January. FaxFacts Interactive fax information service is introduced in April. Own brand is established in June with introduction of Power User hard drives and modems.

1991 Computer system conversion to current S.G.A. system is completed in January. "Type on Call" Center for "over the phone" unlocking of Adobe "type" software from a CD-ROM introduced in March. Full service direct marketing operations commence in the U.K. in spring.

--------------------------------------------------------------------------------


4 CAPITALIZING ON OUR FIVE STRENGTHS

 [The following table was represented by a bar graph in the printed material.]

Income Before
Taxes, Worldwide
(in millions)

                                94             95        96      96(1)
                               ----           ----      ----    ----

                              $40.9          $57.9     $36.6    $68.8

(1) Net income before income taxes, restructuring costs, merger costs and extraordinary expense grew 19% to $68.8 million.


 [The following table was represented by a bar graph in the printed material.]

Stockholders' Equity
(in millions)

                                94             95             96
                               ----           ----           ----

                               $271           $365           $384

Stockholders' equity grew $19 million in 1996 to $384 million.

Employees Are Paramount
to Long-Term Success

We are most grateful for the effort and dedication of the Micro Warehouse employees worldwide. We welcome for the first time our many new Inmac, USA Flex and Business Forum partners.

     At this important juncture in the history of the Company, we have introduced a broad-based stock option program as incentive for our employees. Our goal is to focus the efforts of every employee on building the success of Micro Warehouse and the value of the Company to its shareholders. We also have introduced programs to drive accountability down to every level within the Company and we are increasing our commitment to employee training to achieve our goals.

There have been a number of recent changes in our executive staff. Mel Seiler, Executive Vice President and Chief Operating Officer, will be leaving the Company in the summer. Mel has been instrumental in guiding the day-to-day operations of the Company over the last nine years. Many fundamental steps forward in our business have come from Mel's leadership. We will miss his significant contributions and want to thank him for his deep commitment to the Company and its employees.

     In February, the Company announced that two key senior management positions had been filled. Kris Rogers was appointed Executive Vice President and General Manager of US Operations and Wayne Garten was appointed Senior Vice President and Chief Financial Officer. Kris has a diverse background in Sales, Management Information Systems, Product Marketing and Operations. Kris comes to the Company from Merisel, Inc., a leading distributor of computer products, where she held several key positions and was a member of the Office of the President. Her last position at Merisel was Senior Vice President of Product and Inventory. Wayne brings a unique blend of strong finance and accounting skills plus an in-depth understanding of the direct response business. Wayne previously held the position of Executive Vice President and Chief Financial Officer of Hanover Direct, Inc.

     This has been a year of challenge and change for the Company. We would like to thank our many shareholders for their continued support during a difficult period. Nineteen ninety-seven is the tenth anniversary of Micro Warehouse and we are excited about its future. We believe the critical building blocks for the future are being set into place.

Sincerely,


/s/ Peter Godfrey

Peter Godfrey
Chairman of the Board


/s/ Linwood A. Lacy, Jr.

Linwood A. Lacy, Jr.
President and Chief Executive Officer

March 28, 1997

--------------------------------------------------------------------------------

1992 International operations are extended to France and Germany. Upgrade Warehouse is launched for easy availability of upgrade software. Micro Warehouse introduces biodegradable packaging material in March. The Company completes an initial public offering in December.

1993 The Data Comm Warehouse catalog of networking products is launched in February. The distribution center is moved from Lakewood, New Jersey to Wilmington, Ohio, adjacent to the Airborne Express hub facility. International operations are commenced in Scandinavia in December.

1994 IBM authorizes Micro Warehouse to sell selected CPUs. The Company's product assortment begins significant expansion to include a broad range of major branded CPU models. International operations are started or acquired in Australia, Canada, the Netherlands, Japan and Mexico.

1995 Worldwide sales (excluding Inmac) exceed $1 billion for the first time. The Company launches its first Internet site at http://www.warehouse.com in July. Governor Christine Todd Whitman opens new 82,000 square foot telemarketing facility in Gibbsboro, New Jersey.

1996 The Company acquires Inmac Corp., a leading international direct response marketer of computer products, in January. In September, the Company announces discovery of accounting errors and forms Task Force to investigate. Chip Lacy joins as President and Chief Executive Officer in October. USA Flex is acquired in November.


                                            CAPITALIZING ON OUR FIVE STRENGTHS 5

1. Expertise in Database Management
   and Direct Response Marketing

Mailing catalogs with pinpoint accuracy is a critical component of Micro Warehouse's business. In 1996, we distributed 123 million catalogs to our customers and potential new customers worldwide. During the year, we began to realize the benefits of a new customer transactional database system, MicroTrax.

     The Micro Warehouse MicroTrax Customer Database System provides the capability to project customer value by predicting future performance from customer type and initial purchasing activity. We can then focus our catalog promotion plans on those customers most likely to make repeat purchases. Initially developed in the United States, MicroTrax is being extended to our operations in Europe in 1997.

     MicroTrax enables us to store and analyze the complete purchasing history of more than two million active customers - what they buy, how much they spend and how often they purchase. Individual commercial customer performance at the department level can be combined for improved understanding of each account. Business data overlays are applied to enhance analysis and identify high-potential markets. Product trends are also examined, including attachment rates and product category trends by customer.

     Immediate access to the information allows us to analyze and rank customers by wide ranging attributes such as product purchasing history, average order size, customer type and even initial purchasing methods. Hundreds of attributes can be used to support traditional regression modeling. The desktop application allows quick turnaround time for most queries, providing timely data for making fast but reliable marketing decisions.

     In 1996, the Internet began to significantly affect our direct response marketing strategy, both as a means of extending our customer base and improving our ability to communicate. Micro Warehouse is gathering Internet addresses from both our telephone customers as well as visitors to our Internet web sites. As we develop these contacts and automate our Internet communications technology, we aim to significantly improve customer service and our ability to market to these customers. Our main Internet web site can be found at http://www.warehouse.com.

     Our overall customer mailing and communications strategy is continuing to benefit from advances in technology.


 [The following table was represented by a bar graph in the printed material.]

 Active Customers
(in millions)

                                94             95             96
                               ----           ----           ----

                                1.8            2.1            2.3

The number of active customers grew to 2.3 million in 1996, up 10% over 1995.


 [The following table was represented by a bar graph in the printed material.]

 Catalogs Distributed
(in millions)

                                94             95             96
                               ----           ----           ----

                                87             103            123

The total number of catalogs distributed in 1996 was 123 million, up 19% over the prior year.


6 CAPITALIZING ON OUR FIVE STRENGTHS

"Our expertise in database management allows us to target our customers and prospective customers with pinpoint accuracy."

                              Geoffrey Boytos, Vice President Database Marketing


[Photograph]              [Photograph]        [Photograph]       [Photograph]

Catalogs                  Information          Commercial          Target
                            Systems           Sales Forces        Customers

Micro                 Managing                 Corporate         Business-
Warehouse             2.3 million customers                      To-Business
                      and 25,000 SKUs          Education
Micro                                                            Major
Systems               MicroTrax                Government        Accounts
Warehouse             Customer
                      Database                                   Key
Mac                   System                                     Accounts
Warehouse
                      Inbound                                    State
Mac                   Commercial                                 Government
Systems               Sales
Warehouse                                                        Local
                      Inbound                                    Government
Inmac                 Consumer
                      Sales                                      Higher
Data Comm                                                        Education
Warehouse             SGA
                      Sales                                      K-12
Work Station          System                                     Education
Express
USA Flex

Micro Warehouse employs catalogs and print advertising to generate puchases from existing and prospective customers. High potential commercial customers are identified by inbound sales personnel and assigned to the commercial sales force for development.

2. Strong Commercial
   Sales Focus

Micro Warehouse services commercial and consumer customers, but the focus of our business has moved progressively towards the commercial segments. Today, domestic commercial customers represent one-third of our total domestic customer base, but account for over two-thirds of our total domestic sales.

     The commercial segment is divided into Government (Federal, State and Local), Education (K-12 and Higher Education) and the various segments of Corporate Accounts. These are Key Accounts (the D&B 1-1,000), Major Accounts (the D&B 1,001-10,000) and smaller businesses, referred to as the "Business-to-Business" segment. The Company's unique combination of catalog marketing and dedicated telemarketing Account Managers is particularly effective at servicing the small and medium sized business community which cannot be efficiently reached through in-person calls.

     In all of these segments, the key sales interface to the customer is the dedicated telemarketing Account Manager who maintains the business relationship with the customer. At year-end, Micro Warehouse had 240 such Account Managers in the United States. In Europe and the rest of the world there were 80 Account Managers. The Company intends to expand the number of dedicated Account Managers in 1997.

     The Company's catalog mailing program and print advertisements are designed to encourage commercial customers to call. Then, a combination of Account Managers and targeted, repeat mailings seeks to expand the relationship with each commercial customer.

     The commercial customer has numerous competitive purchasing choices. In many cases, responding to a printed catalog or an advertisement is not the primary purchasing mechanism. The customer may have selected the product that he or she wants from many sources and then called the reseller to check for availability and price. Micro Warehouse is instituting a number of systems and processes to enhance the management of such customers. The product assortment is being enlarged to encourage "one-stop" shopping; and, a more business oriented, quarterly commercial catalog, "The Computer Products Source Book," has been introduced.


8 CAPITALIZING ON OUR FIVE STRENGTHS

"Our strength in the commercial marketplace is built on our team of dedicated Account Managers."

                                            Mike Skolozdra, Group Sales Director


                                  [Photograph]


                                           CAPITALIZING ON OUR FIVE STRENGTHS  9

3. Broad Product
   Assortment

Micro Warehouse's goal is to be the "one-stop shop" for micro computer products for the commercial and consumer markets. Through our various catalog brands and Internet web sites, we provide up-to-date product information and pricing for over 25,000 items. In 1996, we continued to broaden our product range to encompass an expanding variety of technical products.

     The product assortment management process has multiple phases at Micro Warehouse. The Product Evaluation Teams for the various product categories constantly monitor the market for new products from new and existing vendors. Products selected can be placed immediately into the next catalog cycle and onto the web sites. Once added to the assortment, the purchasing staff utilizes the purchasing tracking and planning system to carefully track product stock levels.

     Periodic marketing reviews examine all category sales. As product areas decline in importance, the amount of catalog exposure is reduced in favor of "hotter" new products and the inventory levels and number of SKUs are adjusted downward.

     The Company has made several acquisitions in the past few years which have broadened its product assortment. The Inmac acquisition provided significant expansion in specialty computer products such as custom wiring, peripheral sharing products, printer supplies and accessories and a range of testers and tools. In 1997, the Company plans to launch a specialty catalog based upon tool products called ToolKit Warehouse targeting electronics technicians, testing engineers and cable and network installers.

     Similarly, the USA Flex acquisition provided the USA Flex brand of personal computers, along with the capability to offer component configuration to meet specialized customer requirements. The acquisition of NuData, Inc. in early 1996 provided NuData brand workstation equipment that operates in a UNIX operating system environment. Over the years, the Company has built a well regarded line of Power User brand computer peripherals and accessories offered through Mac Warehouse which are manufactured by third-party suppliers to our specifications.


 [The following table was represented by a pie graph in the printed material.]

1996 Domestic
Net Sales

Supplies and Accessories                7%

Software                                19%

Hardware                                74%

Hardware comprised nearly three-quarters of net sales in 1996.

     In 1996, several product categories grew significantly. Our desktop and notebook computer business continued to develop with the addition of new manufacturers like Fujitsu, Hitachi and Olivetti. We were authorized to sell new models of desktop systems such as IBM Aptiva and HP Vectra. Increased demand for refurbished computers and authorization from Toshiba for its popular Encore program provided customers the opportunity to purchase name brand computers at significantly reduced prices.

     Micro Warehouse intends to serve its customers with "first to market products" and broad product assortment.


10 CAPITALIZING ON OUR FIVE STRENGTHS

Micro Warehouse expects to be the 'one-stop shop' for microcomputer products in the commercial and consumer marketplaces."

                                Chip Lacy, President and Chief Executive Officer


                                           CAPITALIZING ON OUR FIVE STRENGTHS 11

4. Developing
   Systems and Logistics

The primary focus in the area of systems and logistics for 1996 was the consolidation of the newly acquired Inmac operations with those of Micro Warehouse to realize increased operating efficiencies. In the United States, Inmac's central warehouse in Louisville, Kentucky was closed in August, and all activity was combined into the Micro Warehouse logistics hub in Wilmington, Ohio. In Europe, various Micro Warehouse warehousing facilities were closed. In the UK we combined with the Inmac operation in the north of England. In France, Germany and the Netherlands, the Micro Warehouse operations and facilities were similarly combined with Inmac.

     The domestic Inmac business operations were converted over to the Micro Warehouse computer system in May, and in July, the UK computer system conversion was completed. Conversion to an upgraded Micro Warehouse system is planned for France and Germany in the summer of 1997.

     Micro Warehouse has begun an important step forward in servicing its customers and simplifying its business. In the past, separate inventory/customer database systems were maintained to manage the distinct MicroWarehouse, MacWarehouse and Data Comm Warehouse businesses. As the customers and products have merged and as the Company focuses upon "cross platform" commercial customers, integrating the information systems has become critical. In all markets, the present separate inventory/customer systems will be integrated into a common system. The initial conversion to this new "Alpha" system occurred in the United States in March 1997 and will be followed by conversions in Europe and Canada later in the year.

     In the United States, Micro Warehouse's principal air delivery supplier, Airborne Express, completed a $128 million expansion of its facilities in Wilmington, Ohio which will improve Airborne's market reach and reliability of service. Micro Warehouse should directly benefit from this investment.

     Over the next two years, the Company intends to streamline its distribution operations. Today, Micro Warehouse distributes from four separate buildings in the immediate vicinity of the Airborne Express hub. A long-term logistics and distribution evaluation has begun with the object of completing the design for a new warehouse and configuration center to support the Company's needs over the next several years.


12 CAPITALIZING ON OUR FIVE STRENGTHS

"To more effectively serve our customers, we are committed to continuously upgrade our information systems and processes at every stage of our supply chain."

                                         Melvin Seiler, Executive Vice President
                                                     and Chief Operating Officer



                                           CAPITALIZING ON OUR FIVE STRENGTHS 13

5. International
   Operations

Throughout 1996, we continued the strategic development of our overseas operations. Micro Warehouse currently operates subsidiaries in 12 countries worldwide. International sales increased 6% to $635 million and represent almost one-third of our consolidated revenues.

     The integration of the Inmac business represents a quantum leap forward for our combined international businesses. Significant critical mass throughout Europe was effectively established. Inmac has a long and well-established presence in Canada, France, Germany, the Netherlands, Sweden and the UK with combined 1995 international sales of approximately $286 million.

     The uncertainties in the Apple Macintosh business impacted us more in Europe than in the United States. The 1996 net sales of our Macintosh business in Europe decreased by 10 percent from $181 million to $164 million. As a result, during the second quarter we re-evaluated our Macintosh-only subsidiaries in Australia, Denmark, Mexico and Switzerland, writing off the goodwill associated with these subsidiaries in its entirety and recording a charge of $6 million. Shortly thereafter, the Company discontinued its "Macintosh only" operations in Belgium and Switzerland.

     In addition to the Inmac acquisition, during 1996 and early 1997, we have acquired a number of businesses internationally that have expanded our IBM PC-compatible business and reduced our dependence on the Macintosh platform. In September, we acquired Helsinki-based Business Forum Oy Ltd. and a related business. Business Forum has an impressive customer base of major corporations in the Finnish market. In February 1997, we acquired The Notebook Store, a Toronto, Canada based, single-store retailer and direct marketer of IBM PC-compatible computer products. We also acquired CommsWare Australia Pty Ltd., a Brisbane, Australia-based direct marketer of data communication products.


 [The following table was represented by a bar graph in the printed material.]

 International Sales
(in millions)

                          94             95             96
                         ----           ----           ----
                         $381           $597           $635

Consolidated international sales grew 6% to $635 million.

     Our international businesses frequently depend on models, marketing and sales techniques that differ from those used to drive our U.S. operations. In recognition of the many complexities and opportunities overseas, we announced, in late 1996, a significant Company-wide reorganization, converting to a geographically oriented model.

     This reorganization will permit the utilization of our newly acquired, enhanced and expanded resources within the European market to manage our European businesses locally from a strengthened UK-based European headquarters. We also will provide for strengthened management of the remaining international markets - Canada, Australia, Japan and Mexico.


14 CAPITALIZING ON OUR FIVE STRENGTHS

"The reorganization of our businesses in October of 1996 will greatly strengthen our management in Europe. We look forward to the challenge in 1997."

      Jeffrey Sheahan, Vice President and General Manager of European Operations


                                     [Map]

                                     Norway

                                     Sweden

                                     Canada

                                     Finland

                                     Denmark

                                     England

                                     Mexico

                                     Germany

                                     France

                                   Netherlands

Micro Warehouse Operating Results


 [The following table was represented by a bar graph in the printed material.]

Working Capital
(in thousands)

                            94                  95                  96
                         --------            --------            --------

                         $210,278            $298,843            $271,530


 [The following table was represented by a bar graph in the printed material.]

Total Assets
(in thousands)

                            94                  95                  96
                         --------            --------            --------

                         $411,876            $554,546            $607,842


 [The following table was represented by a bar graph in the printed material.]

Stockholders' Equity
(in thousands)

                            94                  95                  96
                         --------            --------            --------

                         $270,862            $364,669            $384,168


 [The following table was represented by a bar graph in the printed material.]

Gross Margin as a
percentage of net sales

                            94                  95                  96
                         --------            --------            --------

                          21.8%               19.2%               17.9%


 [The following table was represented by a bar graph in the printed material.]

Selling General and
Administrative Expenses
as a percentage of net
sales
                            94                  95                  96
                         --------            --------            --------

                           18.2%               15.8%               14.5%


 [The following table was represented by a bar graph in the printed material.]

Net Income as a
percentage of net sales

                            94                  95                  96
                         --------            --------            --------

                           2.2%                2.1%                0.8%


16 CAPITALIZING ON OUR FIVE STRENGTHS

Financial Contents

Selected Financial Information page 17
Management's Discussion and Analysis of Financial
  Condition and Results of Operations  page 18
Responsibility for Financial Statements page 22
Independent Auditors' Report page 22
Consolidated Balance Sheets page 23
Consolidated Statements of Income page 24
Consolidated Statements of Stockholders' Equity page 25
Consolidated Statements of Cash Flows page 26
Notes to Consolidated Financial Statements page 27


                                          CAPITALIZING ON OUR FIVE STRENGTHS  17

Selected Financial Information
Micro Warehouse, Inc.


For the Years Ended December 31,
(In thousands except per share data and ratios)         1996          1995(A)         1994(A)       1993(A)       1992(A)(B)
----------------------------------------------------------------------------------------------------------------------
Income Statement Data
----------------------------------------------------------------------------------------------------------------------
Net sales                                         $1,916,244    $1,684,627      $1,130,796      $789,971      $598,851
Gross profit                                         342,446       323,991         246,678       210,818       196,364
Restructuring, merger costs,
  goodwill write-off                                  32,161          --              --          16,546          --
Income from operations
  before interest, income taxes and
  extraordinary charge                                33,093        57,715          41,063        10,858        19,380
Income before income taxes and
  extraordinary charge                                36,601        57,903          40,877        10,255        16,203
Extraordinary charge, net of taxes                     1,584          --              --            --            --
======================================================================================================================
Net income                                        $   15,298    $   35,244      $   24,556      $  4,519      $  7,500
======================================================================================================================
Net income per share(C)                           $     0.44    $     1.05      $     0.80      $   0.17      $   0.37
Weighted average
  number of shares outstanding(C)                     34,793        33,605          30,560        26,423        20,463
======================================================================================================================

Operating Data:
----------------------------------------------------------------------------------------------------------------------
Gross margin                                            17.9%         19.2%           21.8%         26.7%         32.8%
Operating margin                                         1.7%          3.4%            3.6%          1.4%          3.2%
Current ratio                                          2.2:1         2.8:1           2.5:1         1.8:1         1.4:1

Balance Sheet Data (at December 31):
----------------------------------------------------------------------------------------------------------------------
Working capital                                   $  271,530    $  298,843      $  210,278      $101,804      $ 87,115
Total assets                                         607,842       554,546         411,876       261,314       200,399
Long-term obligations, excluding
  current portion                                        376        20,458           1,497           940         2,261
======================================================================================================================
Supplementary Data:
----------------------------------------------------------------------------------------------------------------------
Net income excluding unusual charges(D)           $   40,913    $   35,244      $   24,556      $ 15,084      $  7,500
Net income per share excluding unusual
  charges(C)(D)                                   $     1.18    $     1.05      $     0.80      $   0.57      $   0.37
Operating margin (D)                                    3.4%          3.4%            3.6%          3.5%          3.2%

(A) Restated to reflect the acquisition of Inmac Corp. as a pooling of interests. (See Note 2 to Notes to Consolidated Financial Statements).

(B) Pro forma adjustments made to reflect the elimination of special incentive compensation and additional income taxes as if the Company's tax status was a "C" corporation for the entire year.

(C) Years prior to 1994 are adjusted to reflect a two-for-one stock split effective April 4, 1994.

(D) Amounts exclude the effect of unusual charges comprised of restructuring costs, merger costs, goodwill write-off and extraordinary charge.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Micro Warehouse, Inc.

Business

     Micro Warehouse, Inc. (the "Company" or "Micro Warehouse") is a specialty catalog retailer and direct marketer of brand name personal computers, computer software, accessories, peripheral and networking products to commercial and consumer customers. The Company markets its products through frequent mailings of its distinctive, colorful catalogs, Internet catalog sites on the worldwide web and dedicated telemarketing account managers who focus on corporate, education and government accounts. The Company offers brand name hardware and software from leading vendors such as Adobe, Apple, Compaq, Hewlett Packard, IBM, Iomega, Microsoft, Motorola, 3Com, and Toshiba.

      Through its three core catalogs, MicroWarehouse, MacWarehouse and Data Comm Warehouse, various specialty catalogs and its Internet sites, the Company offers a broad assortment of more than 25,000 computer products at competitive prices. With colorful illustrations, concise product descriptions and relevant technical information, each catalog title focuses on a specific segment of the computer market. The catalogs are recognized as a leading source for computer hardware, software and other products. During the year ended December 31, 1996, the Company distributed approximately 123 million catalogs worldwide, and as of December 31, 1996, the Company had approximately 2.3 million customers who had purchased products within the last 12 months (excluding customers of USA Flex, which was acquired in October).

      International operations, particularly in Europe and Canada, have become a significant part of the Company's business. In 1991, the Company established full-service, direct marketing operations in the United Kingdom. In late 1992, the Company began operations in France and Germany and, in 1993 and 1994, acquired companies or initiated operations in Sweden, Denmark, Norway, the Netherlands, Belgium, Finland, and France. In this same timeframe the Company also expanded into the non-European markets of Japan, Canada and Mexico. In 1995, the Company acquired businesses in the United Kingdom, Germany, Australia and Switzerland. In 1996 the Company discontinued its "Macintosh only" operations in Belgium and Switzerland. The Company currently publishes catalogs in 12 countries outside the US and distributed approximately 41 million catalogs internationally in the year ended December 31, 1996. See Note 15 to Notes to the Consolidated Financial Statements for information regarding the Company's operations in different geographic areas.

     On January 25, 1996, the Company acquired Santa Clara, California-based Inmac Corp. ("Inmac") through the issuance by the Company of 3,033,682 shares of its common stock. Inmac is a leading international direct-response marketer of a wide range of personal computer and networking products. Inmac operates in the United States, Canada, France, Germany, the Netherlands, Sweden and the UK. International sales by Inmac accounted for 73% of net sales in its fiscal year ended July 29, 1995. For accounting purposes, the Inmac merger has been treated as a pooling of interests. Throughout 1996 the Company integrated the operations of Micro Warehouse and Inmac on a worldwide basis.

     In September 1996 the Company acquired the Helsinki, Finland based Business Forum and a related company. In November the Company completed the acquisition of the business of USA Flex, a Bloomingdale Illinois direct marketer of IBM PC-compatible personal computer products. This company has been successful in acquiring customers and building its business from advertisements in U.S. computer publications, particularly Computer Shopper. The operating results of these entities from dates of acquisition were not significant.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Micro Warehouse, Inc.

      The Company maintains a full-service distribution center in Wilmington, Ohio, totaling approximately 365,000 square feet and telemarketing centers in Lakewood and Gibbsboro, New Jersey, South Norwalk, Connecticut, and Bloomingdale, Illinois. The Company operates 24 hours a day, seven days a week in the US. The Company also operates telemarketing and distribution facilities in the United Kingdom, France, Germany, Denmark, Sweden, Norway, Finland, the Netherlands, Japan, Australia, Mexico, and Canada. The Company's international operations generally use the same distribution and processing computer systems and are able to exchange data with US operations.

Results of Operations

     The Company acquired Inmac in a transaction accounted for as a pooling of interests. Accordingly, all historical financial information has been adjusted to include Inmac.

     The table below sets forth certain items expressed as a percent of net sales for each of the years in the three-year period ended December 31, 1996.

Year ended December 31,                          1996         1995         1994
--------------------------------------------------------------------------------
Net sales                                       100.0%       100.0%       100.0%
Cost of sales                                    82.1         80.8         78.2
--------------------------------------------------------------------------------
Gross profit                                     17.9         19.2         21.8
Selling, general and
     administrative expenses                     14.5         15.8         18.2
Restructuring costs, goodwill write-off
     and merger costs                             1.7           --
--------------------------------------------------------------------------------
Income from operations before interest,
     income taxes and extraordinary charge        1.7          3.4          3.6
Interest income (expense), net                     .2           --           --
Income before income taxes and extraordinary
  charge                                          1.9%         3.4%         3.6%
================================================================================

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net sales increased $231.6 million or 13.7% to $1.9 billion from $1.7 billion in the prior year. IBM PC-compatible and Data Comm (collectively "Wintel") sales increased $187.1 million or 23.4% compared to 1995, while Macintosh related sales increased $44.5 million or 5.0%. Wintel sales in 1996 increased in both the domestic and international markets while the Macintosh business experienced domestic growth, but decreased in the international market compared to 1995. Overall, domestic sales increased 17.8% over 1995 and international sales increased 6.3%. Management believes that the increase in sales is in part due to the increase in the number of catalogs distributed worldwide which increased 19.4% to 122.5 million catalogs and the resultant increased response in 1996. Additionally, the continued shift in product mix to hardware resulted in an average order size of $464 in 1996, an increase of 12.2% compared to 1995.

     Gross profit dollars increased to $342.4 million in 1996 from $324.0 million in 1995, but decreased as a percentage of net sales to 17.9% in 1996 from 19.2% in 1995. Gross margins declined primarily due to heightened competitive pressures and change of product mix in the Inmac portion of the Wintel business and increased competitive pressures in the Macintosh business. Additionally, across all businesses there was a continuation of product mix shift towards hardware with typically lower margins. The Company expects continued pressure on gross margins in 1997 due to the continued shift in product mix and industry-wide pricing pressures.

     Selling, general and administrative expenses decreased as a percentage of net sales to 14.5% from 15.8% in 1995, primarily reflecting the integration of the Inmac business.

     Income from operations for 1996 was $33.1 million or 1.7% of net sales compared to $57.7 million or 3.4% of net sales in 1995. The 1996 results include one time costs associated with the Inmac restructuring and merger charges of $20.1 million and $6.1 million, respectively, and a write-off of $6.0 million for international Macintosh related goodwill. Operating income for 1996 excluding such one-time costs would have been $65.3 million or 3.4% of net sales.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Micro Warehouse, Inc.

     Net interest income totaled $3.5 million in 1996 compared to $0.2 million in 1995. The 1996 results included interest income of $1.4 million on anticipated federal and state tax refunds as a result of the restatement announced in September 1996.

     Because the domestic pooled businesses are profitable, the Company has reevaluated certain federal net operating loss carry forwards available from Inmac. Accordingly, the 1995 effective tax rate for the consolidated entity has been adjusted to reflect the tax benefit of $1.8 million resulting from expected utilization of the 1995 operating losses. There is no anticipated effect on earnings in 1996 or beyond, unless valuation allowances are adjusted.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net sales increased by $553.8 million or 49.0% to $1.7 billion up from $1.1 billion in 1994. Wintel sales increased $217.3 million or 37.3% compared to 1994 and the Macintosh related sales increased $336.5 million or 61.4%. Wintel and Macintosh related sales increased in both the domestic and international markets. Total domestic sales increased 45.0% in 1995 compared to 1994 and international sales increased 56.8%. Worldwide catalogs distributed were 102.6 million in 1995, an increase of 17.5% over 1994, and average order size, excluding Inmac, increased 35.2% compared to 1994.

     Gross profit increased $77.3 million, however, as a percentage of net sales decreased to 19.2% in 1995 from 21.8% in 1994. This reflects a shift in the product mix from higher margin software to lower margin hardware.

     Selling, general and administrative expenses increased $60.7 million in 1995 compared to 1994 but decreased as a percentage of net sales from 18.2% in 1994 to 15.8% in 1995. The dollar increase was related to the increase in order volume.

     Income from operations in 1995 was $57.7 million or 3.4% of net sales compared to $41.1 million or 3.6% of sales in 1994. Interest income in 1995 was flat compared to 1994.

     The tax benefit of certain net operating losses available from Inmac was $1.5 million in 1994.

Liquidity and Capital Resources

     Cash and marketable securities were $52.3 million at December 31, 1996 compared to $102.2 million at December 31, 1995. The decline of $49.9 million was due primarily to the acquisition of three businesses totaling $34.2 million. In addition, the Company paid in cash $24.6 million for one-time restructuring and merger costs and extraordinary charge. The 1995 balance reflects net proceeds of $50.9 million from the Company's Common Stock offering completed in October 1995.

     Inventory increased $57.2 million to $201.1 million at year end 1996 from $143.9 million at year end 1995 as a result of increased sales and changes to the Company's stock balancing practices. Accounts receivable increased $31.4 million or 18.2% from year end 1995 to year end 1996 on a 13.7% increase in sales, reflecting the shift to more commercial open account customers. Overall, working capital decreased $27.3 million from year end 1995 to year end 1996 primarily due to the early redemption of Inmac notes payable.

     Capital expenditures for 1996 and 1995 were $11.2 million and $13.8 million, respectively, primarily for computer equipment and leasehold improvements. The Company's primary capital need will be to fund its working capital requirements for expected sales growth. The Company anticipates that future growth will also require continued expansion of its computer systems and distribution capacity. The Company anticipates that 1997 capital expenditures will be approximately $18.0 million. At December 31, 1996, the Company had an unused line of credit in the United States, which provided for unsecured borrowing of up to $10.0 million for working capital purposes. The Company also has a multi-currency credit facility for $75.0 million with Chase Manhattan Bank and State Street Bank. The purpose of the facility is to provide working capital financing for its foreign subsidiaries through financing in local currency to limit its exposure to foreign currency exchange fluctuations. Total borrowings at December 31, 1996 under this multi-currency agreement were $40.5 million.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Micro Warehouse, Inc.

     The Company believes that its existing cash reserves, expected cash flow from operations and existing credit facilities will be sufficient to satisfy its operating cash needs for at least the next 12 months without consideration of uncertainties surrounding pending litigation against the Company. See Note 17 to Notes to Consolidated Financial Statements.

Impact of Inflation and Seasonality

     Customer response rates are subject to variations. The first and last quarters of the year generally have higher response rates while the two middle quarters typically have lower response rates. The slower quarters are impacted by the summer months, particularly in Europe. The Company does not believe that inflation has had a material effect on the Company's sales during recent years.

Accounting Pronouncements

     In 1996 the Company adopted the Financial Accounting Standards, Board
(FASB) Statement of Financial Accounting Standards (SFAS) No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The impact of the adoption of SFAS No. 121 was immaterial.

     In October 1995, the FASB issued SFAS No. 123 - "Accounting for Stock-Based Compensation". As allowed by SFAS No. 123, the Company has not recognized compensation cost for stock-based employee compensation arrangements, but has disclosed the impact on net income and net income per share as if the fair value based compensation cost had been recognized in Note 14 of Notes to Consolidated Financial Statements.

Outlook

The Company expects that the installed base of personal computers will continue to expand but at slower rates than experienced in the past. Apple Computer continues to experience difficulties and has announced plans to significantly downsize its operations. Such actions are expected to affect the Company's Macintosh-related sales both domestically and in Europe. In addition, Apple Computer has licensed the Macintosh operating system to other manufacturers. These "clones" are generally entering the market at lower prices than Apple's products, which has led to increased price competition and may result in reduced margins. In Europe, the Company anticipates increased competitive pressures and uneven market demand depending on the business cycles of individual countries.

Information Concerning Forward-Looking Statements

      With the exception of the historical information contained in this report, the matters described herein contain forward-looking statements that involve risk and uncertainties including but not limited to economic, competitive, governmental, technological and litigation factors outside of the control of the Company. These factors more specifically include: uncertainties surrounding the demand for and supply of products manufactured by and compatible with those of Apple Computer; success of the Company's diversification away from its Apple products; competition from other catalog, retail store, on-line and other resellers of computer products and the ultimate outcome of the legal proceedings brought against the Company in connection with its reported accounting errors. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.


                                           CAPITALIZING ON OUR FIVE STRENGTHS 21

Responsibility for Financial Statements
and Independent Auditors' Report
Micro Warehouse, Inc.

Management Responsibility for Financial Statements

     The financial data in this report, including the audited financial statements, have been prepared by management using the best available information and applying judgement. Accounting principles used in preparing the financial statements are those that are generally accepted in the United States.

     In meeting our responsibility for the integrity of the financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the accounting records provide a reliable basis for the preparation of the financial statements. Management has also established a formal Business Code of Ethics which is distributed throughout the Company. We acknowledge our responsibility to establish and preserve an environment in which all employees properly understand the fundamental importance of high ethical standards in the conduct of our business.

     Our independent auditors are engaged to audit and to render an opinion on the fairness in all material respects of our consolidated financial statements presented in conformity with generally accepted accounting principles. In performing their audit in accordance with generally accepted auditing standards, they evaluate the effectiveness of our internal accounting control systems, review selected transactions and carry out other auditing procedures to the extent they consider necessary in expressing their opinion on our financial statements.

     The Audit Committee of the Board of Directors meets with management and our independent auditors to review accounting, auditing and financial matters. Our Audit Committee is composed of only outside directors. This committee and the independent auditors have free access to each other with or without management being present.

      Peter Godfrey                      Linwood A. Lacy Jr.
      Chairman of the Board              President, Chief Executive Officer
                                         and Chief Financial Officer

Independent Auditors' Report
KPMG Peat Marwick LLP
The Board of Directors and Stockholders of Micro Warehouse, Inc.:

     We have audited the accompanying consolidated balance sheets of Micro Warehouse, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micro Warehouse, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

         Stamford, CT
         February 10, 1997

Consolidated Balance Sheets
Micro Warehouse, Inc.


December 31,
(In thousands)                                                                        1996            1995
----------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                      $  32,234       $  81,614
  Marketable securities at market value                                             20,022          20,580
  Accounts receivable, net of allowance for
   doubtful accounts ($10,876 and $7,808 at December 31, 1996
   and 1995, respectively)                                                         203,687         172,275
  Inventories                                                                      201,119         143,941
  Prepaid expenses and other current assets                                         17,886          28,960
  Tax refunds                                                                       16,433          12,723
  Deferred taxes                                                                     3,447           8,169
----------------------------------------------------------------------------------------------------------
   Total current assets                                                            494,828         468,262
----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                  29,712          32,175
Goodwill, net                                                                       66,291          44,644
Non-current deferred taxes                                                          14,443           5,332
Other assets                                                                         2,568           4,133
----------------------------------------------------------------------------------------------------------
   Total assets                                                                  $ 607,842       $ 554,546
==========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable - trade                                                       $ 127,723       $ 109,907
  Accrued expenses                                                                  52,445          36,022
  Deferred revenue                                                                   2,327           4,602
  Loans payable, bank                                                               40,505          18,504
  Equipment obligations                                                                298             384
----------------------------------------------------------------------------------------------------------
   Total current liabilities                                                       223,298         169,419
Notes payable                                                                         --            19,790
Equipment obligations                                                                  376             668
----------------------------------------------------------------------------------------------------------
   Total liabilities                                                               223,674         189,877
----------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, $.01 par value:
   Authorized - 100 shares; none issued                                               --              --
  Common stock, $.01 par value:
   Authorized - 50,000 shares; issued and outstanding; 34,359
   and 33,944 shares at December 31, 1996 and 1995, respectively                       343             339
  Additional paid-in capital                                                       271,183         263,636
  Loan to officer                                                                   (1,400)           --
  Retained earnings                                                                117,071         101,773
  Cumulative translation adjustment                                                 (3,047)         (1,033)
  Valuation adjustment for marketable securities                                        18             (46)
----------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                      384,168         364,669
----------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                    $ 607,842       $ 554,546
==========================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Micro Warehouse, Inc.


Years Ended December 31,
(In thousands, except per share data)                          1996            1995             1994
----------------------------------------------------------------------------------------------------
Net sales                                                $1,916,244      $1,684,627      $ 1,130,796
Costs of goods sold                                       1,573,798       1,360,636          884,118
----------------------------------------------------------------------------------------------------
Gross profit                                                342,446         323,991          246,678
Selling, general and administrative expenses                277,192         266,276          205,615
Write-off of goodwill                                         5,977            --               --
Restructuring costs                                          20,071            --               --
Merger costs                                                  6,113            --               --
----------------------------------------------------------------------------------------------------
Income from operations before interest,
  income taxes and extraordinary charge                      33,093          57,715           41,063
Interest income (expense), net                                3,508             188             (186)
----------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary charge          36,601          57,903           40,877
Income taxes                                                 19,719          22,659           16,321
----------------------------------------------------------------------------------------------------
Income before extraordinary charge                           16,882          35,244           24,556
Extraordinary charge, net of taxes of $1,078                  1,584            --               --
----------------------------------------------------------------------------------------------------
Net income                                               $   15,298      $   35,244      $    24,556
====================================================================================================
Income per share before extraordinary charge             $     0.49      $     1.05      $      0.80
Net income per share                                     $     0.44      $     1.05      $      0.80
----------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding                34,793          33,605           30,560
----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Micro Warehouse, Inc.

                                                                                                            Valuation
                                                      Additional      Loan                    Cumulative   Adjustment
                                     Common Stock        Paid-in        to       Retained    Translation   Marketable
(In thousands)                      Shares   Amount      Capital   Officer       Earnings     Adjustment   Securities         Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993        27,688     $277    $  92,516        --       $ 41,973(A)    $(6,093)        $  --     $ 128,673
====================================================================================================================================
  Net income                          --        --          --          --         24,556          --              --        24,556
  Common stock offerings             4,100       41      102,052        --           --            --              --       102,093
  Common stock issued pursuant
   to stock options exercised           94        1        1,393        --           --            --              --         1,394
  Common stock issued pursuant
   to acquisitions                     535        5       12,047        --           --            --              --        12,052
  Foreign currency
   translation adjustment             --        --          --          --           --           2,544            --         2,544
  Valuation adjustment for
   marketable securities              --        --          --          --           --            --              (450)       (450)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994        32,417      324      208,008        --         66,529        (3,549)           (450)    270,862
====================================================================================================================================
  Net income                          --        --          --          --         35,244          --              --        35,244
  Common stock offering              1,200       12       50,799        --           --            --              --        50,811
  Common stock issued pursuant
   to stock options exercised          315        3        4,148        --           --            --              --         4,151
  Common stock issued pursuant
   to acquisitions                      26      --         1,150        --           --            --              --         1,150
  Retirement of treasury shares        (14)     --          (469)       --           --            --              --          (469)
  Foreign currency
   translation adjustment             --        --          --          --           --           2,516            --         2,516
  Valuation adjustment for
   marketable securities              --        --          --          --           --            --               404         404
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        33,944      339      263,636        --        101,773        (1,033)            (46)    364,669
====================================================================================================================================
  Net income                          --        --          --          --         15,298          --              --        15,298
  Common stock issued pursuant
   to stock awards, stock options
   and warrants exercised              415        4        7,207        --           --            --              --         7,211
  Loan to officer                     --        --          --        (1,400)        --            --              --        (1,400)
  Deferred compensation
   and filing fees                    --        --           340        --           --            --              --           340
  Foreign currency
   translation adjustment             --        --          --          --           --          (2,014)           --        (2,014)
  Valuation adjustment for
   marketable securities              --        --          --          --           --            --                64          64
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        34,359     $343    $ 271,183     $(1,400)    $117,071       $(3,047)          $  18   $ 384,168
====================================================================================================================================

(A) Includes an adjustment of $4,992 for the recognition of Inmac Corp.'s net operating tax loss carryforwards that the combined entity can utilize (see
    Note 2).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Representing Increases (Decreases) in Cash and Cash Equivalents
Micro Warehouse, Inc.


Years Ended December 31,
(In thousands)                                                               1996         1995          1994
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                             $ 15,298     $ 35,244     $  24,556
------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash (used) by operating activities:
     Depreciation and amortization                                         12,340       12,191         9,350
     Restructuring cost - non-cash portion                                  3,457         --            --
     Loss on disposal of fixed assets                                         127          199           565
     Write-off of goodwill                                                  5,977         --            --
     Write-off of deferred financing costs                                    762         --            --
     Non-cash compensation                                                    421         --            --
     Deferred taxes                                                        (4,389)      (3,973)       (2,625)
     Extraordinary charge                                                   1,900         --            --
     Changes in assets and liabilities:
      Accounts receivable, net                                            (24,662)     (33,508)      (31,605)
      Inventories                                                         (55,530)     (28,048)      (26,079)
      Prepaid expenses and other current assets                            10,781       (7,830)       (5,645)
      Tax refunds                                                          (3,710)     (11,993)          205
      Due from affiliates                                                    --           --             385
      Other assets                                                          1,119         (469)         (509)
      Accounts payable - trade                                             14,085       29,514         5,968
      Accrued expenses                                                     14,677        2,352           118
      Deferred revenue                                                     (2,249)         148           873
------------------------------------------------------------------------------------------------------------
        Total adjustments                                                 (24,894)     (41,417)      (48,999)
------------------------------------------------------------------------------------------------------------
        Net cash (used) by operating activities                            (9,596)      (6,173)      (24,443)
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Sales (purchases) of marketable securities, net                             622       24,028       (16,469)
  Purchases of businesses, represented by:
     Goodwill                                                             (28,986)     (20,327)      (10,042)
     Net assets                                                            (5,836)      (4,954)       (3,873)
  Proceeds from sale of equipment                                             576          162           403
  Acquisition of property, plant and equipment                            (11,172)     (13,774)      (18,522)
------------------------------------------------------------------------------------------------------------
        Net cash (used) by investing activities                           (44,796)     (14,865)      (48,503)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net proceeds from issuance of common stock                                5,811       54,962       103,487
  Purchase of treasury stock                                                 --           (469)         --
  Borrowings under lines of credit, net                                    22,118       (7,708)       (4,385)
  Borrowing (repayment) of notes payable                                  (21,900)      20,000          --
  Public filing fees                                                          (81)        --            --
  Principal payments of obligations under capital leases                     (378)        (942)         (194)
------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                           5,570       65,843        98,908
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                      (558)         802         1,345
------------------------------------------------------------------------------------------------------------
Net change in cash                                                        (49,380)      45,607        27,307
Cash and cash equivalents:
  Beginning of year                                                        81,614       36,007         8,700
------------------------------------------------------------------------------------------------------------
  End of year                                                            $ 32,234     $ 81,614     $  36,007
============================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The consolidated financial statements include Micro Warehouse, Inc. ("MWI") and its subsidiaries, which are all wholly owned (collectively, the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation. The consolidated financial statements as of and for the years ended prior to December 31, 1996, have been restated to reflect the acquisition of Inmac Corp. ("Inmac") as a pooling of interests (see note 2). In addition, certain reclassifications have been made to conform prior years to the 1996 presentation.

Cash Equivalents

     All repurchase agreements, money market funds and highly liquid investments with initial maturities of three months or less are considered cash equivalents.

Marketable Securities

     Marketable securities consist primarily of highly liquid tax exempt municipal bonds. All investments are classified as available-for-sale and are reported at market value, with net unrealized gains and losses included in equity. For all investment securities, unrealized losses that are other than temporary are charged to operations.

Inventories

     Inventories (substantially all finished goods) consist of hardware, software packages and peripheral equipment, and are stated at cost (determined under the first-in, first-out method) or market, whichever is lower.

Prepaid Catalog Costs and Deferred Revenue

     The costs of producing and distributing catalogs are deferred and charged to expense over the period that each catalog remains the most current selling vehicle (generally one to two months). Vendors have the ability to place advertisements in the catalogs for which the Company receives advertising allowances and incentives. These revenues are recognized on the same basis as the catalog costs.

Property, Plant and Equipment

     Property, plant and equipment (including equipment acquired under capital leases) are stated at cost and are depreciated using accelerated and straight-line methods over the estimated useful lives of the assets, as follows:

     Computer equipment                                        5 years
     Furniture and fixtures                                    7 years
     Leasehold improvements         Lesser of life of lease or 7 years
     Machinery and equipment                                   7 years

Intangible Assets

     Intangible assets are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets, as follows:

     Trademarks                     5 years
     Goodwill                       40 years

Income Taxes

     Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A valuation allowance is used to reduce the carrying amount of deferred tax assets which may not be realized.

Revenue Recognition

     Revenue on product sales is recognized at the time of shipment. A reserve for product returns is established based upon historical trends.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date or at historical rates, as applicable. Revenue and expenses are translated at average rates in effect during the period. The resultant translation adjustment is reflected as a separate component of stockholders' equity.

Use of Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates.

Net Income Per Share

     Net income per share has been computed using the weighted average number of common and common equivalent shares outstanding. Net income per share includes the effect of dilutive common stock options for all periods. The difference between primary and fully diluted earnings per share is not material for any of the periods presented.

Long-Lived Assets

     In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The impact of the adoption of SFAS No. 121 was immaterial.

     The Company periodically evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. The Company annually assesses the recoverability of goodwill by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluations of asset value as well as periods of amortization are performed on a disaggregated basis by distinct geographic market.

Stock-Based Compensation

     Prior to January 1, 1996, the Company accounted for its stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock issued to Employees," and related interpretations. As such, compensation expense would be recorded when the current market price of the underlying stock exceeded the excise price at the date of grant. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and elected thereunder to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123 (see note 14).

Unaudited Condensed Quarterly Data

     In the opinion of management, the unaudited condensed quarterly financial data in note 16 reflect all adjustments which are necessary for a fair statement of the results of operations for the periods presented.

NOTE 2. BUSINESS COMBINATIONS

Inmac Corp.

     On January 25, 1996, MWI acquired Inmac through an exchange of 3,034 of its shares for all of Inmac's 10,817 shares in a transaction accounted for as a pooling of interests. Inmac, a leading international direct-response marketer of multi-vendor products for the personal computer and networking industries, has operations in the United States, United Kingdom, Canada, France, Germany, the Netherlands and Sweden. Under pooling of interests accounting, all of the Company's consolidated financial statements as of and for periods prior to the acquisition of Inmac have been restated as though the merger took place at the beginning of the earliest period presented. In connection therewith, the Company recorded (i) $20,071 of restructuring charges, primarily for personnel and facilities matters; (ii) $6,113 for merger costs; and (iii) an extraordinary charge of $1,584 (net of tax benefit of $1,078) related to a mandatory prepayment to extinguish certain Inmac indebtedness.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

     The 1995 and 1994 combined amounts presented below differ from amounts previously presented. The adjustment impacting net income was the recognition of Inmac's net operating tax loss carryforwards that the combined company could utilize. Prior to the pooling, Inmac's fiscal year ended in July. Subsequent to the pooling, Inmac changed its year end to December 31, to conform with that of MWI. Accordingly, Inmac's financial information has been converted to a calendar basis for all periods presented.

     The following is a reconciliation of net sales and net income (loss) previously reported by MWI with combined amounts:

Years ended December 31,                                1995                1994
--------------------------------------------------------------------------------
Net sales:
Micro Warehouse                                   $1,308,009          $  776,377
Inmac                                                376,618             354,419
--------------------------------------------------------------------------------
Combined                                          $1,684,627          $1,130,796
================================================================================
Net income:
Micro Warehouse                                   $   31,094          $   20,223
Inmac                                                  2,391               2,848
Adjustment                                             1,759               1,485
--------------------------------------------------------------------------------
Combined                                          $   35,244          $   24,556
================================================================================
Net income per share:
Micro Warehouse                                   $     0.93          $     0.66
Inmac                                                   0.07                0.09
Adjustment                                              0.05                0.05
--------------------------------------------------------------------------------
Combined                                          $     1.05          $     0.80
================================================================================

Other

     On October 25, 1996, the Company acquired USA Flex in a business combination accounted for as a purchase. USA Flex directly markets IBM PC-compatible computers and peripherals. The results of operations of USA Flex are included in the accompanying financial statements since the date of the acquisition. The total cost of the acquisition was $26,762, which exceeded the fair value of the net assets of USA Flex by $22,053. The excess is being amortized on a straight line basis over 40 years.

     During 1996, the Company also acquired two businesses with operations in Finland and the U.S. The aggregate purchase price and goodwill were $7,411 and $6,284, respectively. In addition, the Company recorded goodwill of $649 relating to 1995 acquisitions.

     During 1995, the Company acquired eight businesses with operations in the United Kingdom, Australia, Germany, Switzerland and the U.S. The aggregate purchase price was comprised of approximately $24,229 in cash and 26 common shares with an average market value of approximately $44.00 per share. The aggregate goodwill was $20,425. In addition, the Company recorded goodwill of $1,052 relating to 1994 acquisitions.

     During 1994, the Company acquired eight businesses with operations in Holland, Belgium, Finland, Norway, Sweden, France, Mexico and Canada. The aggregate purchase price was comprised of approximately $13,915 in cash and 335 common shares with an average market value of approximately $22.50 per share. The aggregate goodwill was $17,580.

NOTE 3.  RESTRUCTURING

     During 1996, the Company initiated a restructuring plan to reduce costs and increase future operating efficiencies by eliminating excess operations and facilities acquired in the Inmac acquisition. The closing of the facilities should be completed during the first half of 1997. As a result of the restructuring plan, the Company recorded restructuring expense of $20,071.

     In connection with the restructuring plan, approximately 493 employees have been or will be terminated. These employees are or have been associated with the facilities closed or closing. Estimated employee termination costs of $10,886 have been accrued in 1996. Of the total number of employees affected, approximately 415 have been terminated in 1996 at a cost of $10,403.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

     In addition to the cost of terminating employees, the principal costs of the restructuring included the write-off of fixed assets and lease terminations. Estimated charges of $2,983 for asset write downs, $3,952 for lease terminations and $2,250 of other costs were accrued in 1996. As of December 31, 1996, costs of $7,325 associated with these components of the restructuring have been paid or written off.

NOTE 4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of:

                                                               1996         1995
--------------------------------------------------------------------------------
Computer equipment                                          $40,123      $36,858
Furniture and fixtures                                       11,730        9,152
Leasehold improvements                                        8,408        9,190
Machinery and equipment                                       8,933        9,596
--------------------------------------------------------------------------------
                                                             69,194       64,796
Less accumulated depreciation and amortization               39,482       32,621
--------------------------------------------------------------------------------
                                                            $29,712      $32,175
================================================================================

NOTE 5.  BORROWING ARRANGEMENTS

Lines of Credit

      The Company has a $75,000 unsecured multi-currency borrowing facility, expiring in 1998, permitting borrowing by its subsidiaries in local currencies. The balance outstanding was $40,505 and $13,214 at December 31, 1996 and 1995, respectively. The facility provides for borrowings which bear interest at various floating rates, the highest of which varies from LIBOR plus 0.50%-1.25%, based on the ratio of debt to earnings before interest and taxes. The average interest rate was approximately 5.5% and 6.0% for 1996 and 1995, respectively. Commitment fees were immaterial.

      At December 31, 1996 and 1995, the Company had a $10,000 and $15,000, respectively, unused line of credit in the United States. The maximum amount of borrowings under this credit facility was $15,000 and $12,000 for 1996 and 1995, respectively. The line of credit, expiring in 1998, provides for unsecured borrowing with interest at the bank's prime rate plus 1.50% or LIBOR plus 1.0%. The average interest rates for 1996 and 1995 were approximately 9.75% and 8.0%, respectively. Commitment fees for 1996 and 1995 were immaterial.

     At December 31, 1996 and 1995, the Company also had (pound)1,800 and (pound)125, respectively, unused lines of credit in the United Kingdom. The lines, expiring in 1997, also provides for unsecured borrowing with interest at the bank's base rate plus 1.5%. The average interest rate for 1996 and 1995 was approximately 6.0%. Commitment fees for 1996 and 1995 were immaterial.

Inmac Borrowings

     During 1996, as a result of the merger, all Inmac borrowings were repaid and canceled. An extraordinary charge of $1,584 after tax ($2,662 pretax) was recorded for fees, penalties and the write-off of deferred financing costs arising from the mandatory early extinguishment of certain Inmac borrowings. In addition, at the effective date of the merger the Inmac warrants (described below) were converted in a non-cash transaction into approximately 19 shares of the Company. Inmac borrowings consisted of the following:

     During 1995, Inmac issued notes for $13,000, and NLG 10,919, (US $6,790 at December 31, 1995 currency exchange rate) evidencing unsecured senior debt in a private placement (the "Notes"). The lender also received 175 warrants which could be converted into a like amount of Inmac common stock at an exercise price of $6.756 per share. Inmac entered into a currency swap agreement with a major international financial institution to hedge currency risk on interest and principal payments on $7,000 of the Notes. The swap agreement effectively converted $7,000 of the Notes into Deutsche Mark debt with a fixed interest rate of 10.02%.

     Also during 1995, Inmac entered into a $30,000, unsecured multi-currency revolving credit facility at LIBOR plus 1.15% with a syndicate of banks (the "Facility"). As of December 31, 1995, borrowings under the Facility were $5,290 and commitment fees were immaterial.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

Equipment Obligations

     The Company is obligated under capital leases for computer equipment expiring in the year 1998. Interest on these notes is approximately 6%.

     As of December 31, 1996, future minimum lease payments are as follows:

1997                                                                        $372
1998                                                                         353
--------------------------------------------------------------------------------
Total minimum lease payments                                                 725
  Less amounts representing interest                                          51
--------------------------------------------------------------------------------
  Present value of net minimum lease payments                                674
  Less current maturities                                                    298
--------------------------------------------------------------------------------
Long-term portion                                                           $376
================================================================================

NOTE 6.  GOODWILL AND OTHER ASSETS

     Amounts consist of:

                                                         1996               1995
--------------------------------------------------------------------------------
Goodwill                                              $68,961            $46,047
Less amortization                                       2,670              1,403
--------------------------------------------------------------------------------
                                                      $66,291            $44,644
================================================================================
Trademarks                                            $ 2,220            $ 1,941
Less amortization                                       1,187                764
--------------------------------------------------------------------------------
                                                        1,033              1,177
Deposits                                                  514                527
Other assets                                            1,021              2,429
================================================================================
                                                      $ 2,568            $ 4,133
================================================================================

     Due to the uncertainties in the Apple Macintosh marketplace, the Company reevaluated the carrying value of goodwill in its Macintosh-only subsidiaries in Australia, Denmark, Mexico and Switzerland. As a result of that evaluation, the Company recorded a charge of $5,977 in 1996, which represented all the goodwill on these subsidiaries' balance sheets.

NOTE 7.  ACCRUED EXPENSES

     Accrued expenses at December 31, 1996 and 1995 include approximately $11,882 and $7,171 respectively, of accrued catalog costs.

NOTE 8.  PUBLIC OFFERINGS

     On April 18, 1994, the Company issued 2,000 shares of common stock at $21.25 per share. The proceeds to the Company, net of the underwriting discount of $2,020 and other direct expenses of $301 were $40,179. On October 21, 1994, the Company issued 2,100 shares of common stock at $31.00 per share. The proceeds to the Company, net of the underwriting discount of $2,940 and other direct expenses of $302 were $61,858 including $56 recorded in 1995. On October 2, 1995, the Company issued 1,200 shares of common stock at $44.50 per share. The proceeds to the Company, net of the underwriting discount of $2,328 and other direct expenses of $205 were $50,867.

NOTE 9.  COMMITMENTS

Leases

     The Company rents some of its office facilities from affiliates and also occupies office and warehouse space under various operating leases with independent parties which provide for minimum annual rentals and escalations based on increases in real estate taxes and other operating expenses.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

     Future minimum annual rentals at December 31, 1996 were as follows:

                                                                         Related
                                                         Total             Party
--------------------------------------------------------------------------------
1997                                                   $ 9,198              $312
1998                                                     7,416               --
1999                                                     4,384               --
2000                                                     3,555               --
2001 and after                                          13,900               --
--------------------------------------------------------------------------------
  Total                                                $38,453              $312
================================================================================

     Rent expense was as follows:

                                                                         Related
                                                         Total             Party
--------------------------------------------------------------------------------
Year ended December 31, 1996                           $ 8,774              $312
Year ended December 31, 1995                            12,593               354
Year ended December 31, 1994                            12,042               312
================================================================================

     The Company had an agreement with a shareholder/consultant through December 1996 for an annual fee of $100.

401(k) Savings Plans

     The Company sponsors 401(k) savings plans which cover substantially all full-time employees who meet the plan's eligibility requirements. Participants may make tax deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code) and the Company will make a 25% matching contribution for amounts which do not exceed 6% of participant's annual compensation. The Company may also make discretionary profit sharing contributions to the plans. During 1996, 1995 and 1994, the Company incurred approximately $556, $466, and $426, respectively, of expense related to the 401(k) matching component of this plan.

NOTE 10.  INCOME TAXES

     The provisions for income taxes were as follows:

Years ended December 31,                   1996            1995            1994
--------------------------------------------------------------------------------
Current
  Federal                              $ 23,012        $ 18,005        $ 11,966
  State                                   1,920           2,086           1,719
  Foreign                                (1,902)          6,541           5,261
--------------------------------------------------------------------------------
                                         23,030          26,632          18,946
Deferred
  Federal                                (1,537)         (2,473)         (2,957)
  State                                    (202)            181            (131)
  Foreign                                (2,650)         (1,681)            463
--------------------------------------------------------------------------------
                                         (4,389)         (3,973)         (2,625)
--------------------------------------------------------------------------------
Total                                  $ 18,641        $ 22,659        $ 16,321
================================================================================

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to income before taxes.

Years ended December 31,                             1996       1995       1994
--------------------------------------------------------------------------------
Statutory federal tax rate                           35.0%      35.0%      35.0%
State income taxes net of federal benefit             3.3        2.5        2.5
Tax-exempt interest income                           (0.7)      (0.6)      (1.6)
Non-deductible merger costs                           6.3       --         --
Goodwill amortization and write-off                   7.9        0.5        0.1
Foreign rate difference and unused foreign losses     4.4        3.5        5.1
Other, net                                           (1.3)      (1.8)      (1.2)
--------------------------------------------------------------------------------
Effective tax rate                                   54.9%      39.1%      39.9%
================================================================================

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

     The U.S. and foreign components of income before income taxes were as follows:

                                                                U.S.    Foreign
--------------------------------------------------------------------------------
Year ended December 31, 1996                                $ 52,255   $(18,316)
Year ended December 31, 1995                                  49,494      8,409
Year ended December 31, 1994                                  30,452     10,425

     Income taxes have not been provided for undistributed earnings of foreign subsidiaries since MWI presently intends to continue to reinvest these earnings.

     Components of the net deferred tax asset relate to:

December 31,                                         1996       1995       1994
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable reserve                    $  2,091   $  1,564   $  1,004
  Inventory reserve                                 2,002      1,394        850
  Refunds payable                                     312        197        211
  Investments                                        --         --          370
  Medical insurance                                   526        609        338
  Accounts payable reserve                          2,820       --         --
  Inventory capitalization                          1,066        431        473
  Other                                             2,361      1,696        356
  Alternative minimum tax credits carryforward        648        648        648
  Tax loss carryforwards                           18,970     16,752     13,182
--------------------------------------------------------------------------------
                                                   30,796     23,291     17,432
  Valuation allowance for tax loss carryforwards  (12,906)    (9,164)    (7,353)
--------------------------------------------------------------------------------
  Total deferred tax asset                         17,890     14,127     10,079
Deferred tax liability:
  Property, plant and equipment                      --         (626)      (551)
--------------------------------------------------------------------------------
Net deferred tax asset                           $ 17,890   $ 13,501   $  9,528
================================================================================

     The Company has $21,105 in unutilized foreign tax loss carryforwards and $30,865 in unutilized U.S. federal tax loss carryforwards. Of these loss carryforwards, $12,954 have no expiration dates, $35,901 expire beginning 2005 through 2010, and $3,115 expire beginning 1999 through 2004. In addition, the Company has $648 of unutilized alternative minimum tax credits that can be carried forward indefinitely. U.S. tax law imposes a limitation on the amount of the U.S. tax loss carryforwards which can be utilized each year where there is a change in the stock ownership of the Company which incurred the losses. The U.S. tax losses of Inmac are subject to this rule. Based on the Company's historical and expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1996.

NOTE 11.  MARKETABLE SECURITIES

The following is a summary of marketable securities December 31, 1996 and 1995:

                                                  Gross       Gross
                                  Amortized  Unrealized  Unrealized       Market
                                       Cost       Gains      Losses       Value
-------------------------------------------------------------------------------
Securities available-for-sale:
  Governmental obligations:
   December 31, 1996                $20,004      $   18      $   --     $20,022
   December 31, 1995                $20,626      $    1      $   47     $20,580

     At December 31, 1996, marketable securities mature as follows:

                          Within 1 year  1-5 years   5-10 years  After 10 years
--------------------------------------------------------------------------------
Government obligations      $3,223        $3,000         --         $13,799

     Certain of these obligations provide for the resetting of interest rates at specified dates. The expected impact of resettting the interest rates is to adjust the market value to the face amount.

NOTE 12.  INTEREST INCOME (EXPENSE), NET

For the years ended December 31,                   1996        1995        1994
--------------------------------------------------------------------------------
Interest income                                 $ 5,292     $ 4,348     $ 2,421
Interest expense                                 (1,784)     (4,160)     (2,607)
--------------------------------------------------------------------------------
Interest income (expense), net                  $ 3,508     $   188     $  (186)
================================================================================

NOTE 13.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                          1996     1995     1994
--------------------------------------------------------------------------------
Cash paid during the period for:
  Interest                                             $ 1,805  $ 4,088  $ 2,627
  Income taxes                                          27,297   32,956   19,848
Non-cash investing and financing activities:
  Loan to officer for purchase of stock                  1,400     --       --
  Net assets acquired and goodwill established
    through issuance of common stock                      --      1,150   12,052
  Equipment acquired under capital
    lease obligations                                     --       --      1,021

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

NOTE 14.  STOCK-BASED COMPENSATION

     The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for stock options issued at market value. Had compensation cost been determined on a fair value basis consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                            1996           1995
--------------------------------------------------------------------------------
Net income                               As reported     $15,298        $35,244
                                         Pro forma       $10,994        $33,650

Net income per share                     As reported     $  0.44        $  1.05
                                         Pro forma       $  0.32        $  1.00

     The fair value of each option grant included in the pro forma amounts above was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.2 percent and 7.4 percent; dividend yield of zero for both years; expected lives of 5 years for both years; and volatility of 42.5 percent and 43.3 percent.

     A summary of the status of stock options outstanding as of December 31, 1996, 1995 and 1994 and changes during the years ended on those dates is presented below:

                                                            1996                  1995                  1994
                                                        Weighted              Weighted              Weighted
                                                         Average               Average               Average
                                                        Exercise              Exercise              Exercise
                                               Shares      Price     Shares      Price     Shares      Price
------------------------------------------------------------------------------------------------------------
Shares under option:
Outstanding at beginning of year                1,328     $17.18      1,346     $13.79      1,326     $12.38
Granted                                           836      27.50        338      27.63        234      22.35
Exercised                                        (346)     16.79       (315)     13.18        (94)     14.83
Forfeited                                        (108)     23.23        (41)     17.45       (120)     17.02
------------------------------------------------------------------------------------------------------------
Outstanding at end of year                      1,710     $22.28      1,328     $17.18      1,346     $13.79
============================================================================================================
Options exercisable at year end                   407     $15.56        420     $13.99        342     $12.36
------------------------------------------------------------------------------------------------------------
Weighted average fair value per share of
  options granted during 1996, 1995, and 1994             $12.64                $13.30                $10.96

1992 and 1994 Stock Option Plans

     The 1992 and 1994 Stock Option Plans (the "Plans") provide for the grant of stock options to officers, directors and key employees of, and consultants to, the Company and its subsidiaries. Under the Plans, the Company may grant options that are intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), or options not intended to qualify as Incentive Stock Options ("Non-statutory Stock Options"). A total of 2,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the Plans.

     The Plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Subject to the provisions of the Plans, the Committee has the authority to select the employees, directors and consultants to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock covered by the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which must be at least 100%, with respect to Incentive Stock Options, and at least 85%, with respect to Non-statutory Stock Options, of the fair market value of the common stock as of the date of grant, and (iv) the duration of the option (which may not exceed ten years).

Inmac Stock Option Plan

     In connection with the Inmac merger, all outstanding Inmac stock options were exchanged for the equivalent number of the Company's options.

Stock Options Issued Outside 1992 and 1994 Plans

     During 1996, the Company granted to Mr. Lacy, who became the Chief Executive Officer on October 1, 1996, options to purchase 500 shares of common stock at $25.00 per share, vesting at the rate of 25% per year commencing October 1, 1997.

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

     The following activity includes the grant made outside of the 1992 and 1994 Stock Option Plans. Stock options outstanding at December 31, 1996, are summarized as follows:

                                      Options Outstanding                        Options Exercisable
                       ------------------------------------------------    ------------------------------
                                             Weighted          Weighted                          Weighted
Range of                    Number  average remaining           average         Number            average
exercise prices        outstanding   contractual life    exercise price    exercisable     exercise price
---------------------------------------------------------------------------------------------------------
$ 9.00 - $13.13                491          6.3 years         $   10.81            257          $    9.72
$15.63 - $19.93                106          7.5 years             16.70             52              11.58
$21.00 - $28.99                634          9.3 years             24.56             48              19.97
$31.13 - $32.00                441          8.7 years             31.38             40              30.57
$39.00 - $46.69                 38          8.7 years             42.34             10              42.54
---------------------------------------------------------------------------------------------------------
$ 9.00 - $46.69              1,710          8.1 years         $   22.28            407          $   15.56
=========================================================================================================

NOTE 15.  OPERATIONS BY GEOGRAPHIC AREAS

     The Company operates primarily in one industry segment, the distribution of computer hardware, software, supplies and accessories. Information about the Company's operations in different geographic areas for the years ended December 31, 1996, 1995 and 1994 are presented below.

                                                             Asia/
Year Ended December 31, 1996   North America     Europe    Pacific  Consolidated
--------------------------------------------------------------------------------
Net sales                         $1,330,601  $ 570,388   $ 15,255   $1,916,244
Income (loss) from operations
  before interest income,
  taxes and extraordinary charge      37,062     (2,847)    (1,122)      33,093
Identifiable assets                  422,967    182,298      2,577      607,842


                                                             Asia/
Year Ended December 31, 1995   North America     Europe    Pacific  Consolidated
--------------------------------------------------------------------------------
Net sales                         $1,130,292    $546,559    $7,776    $1,684,627
Income from operations
  before interest and
  income taxes                        40,290      17,354        71        57,715
Identifiable assets                  370,573     179,798     4,175       554,546

                                                             Asia/
Year Ended December 31, 1994   North America     Europe    Pacific  Consolidated
--------------------------------------------------------------------------------
Net sales                          $  761,219   $  369,577     --     $1,130,796
Income from operations
  before interest and
  income taxes                         34,175        6,888     --         41,063
Identifiable assets                   263,048      148,828     --        411,876

NOTE 16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for the years ended December 31, 1996, 1995 and 1994:

                                            First     Second     Third    Fourth
                                          Quarter    Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
1996    Net sales                       $ 514,391   $437,175  $437,981  $526,697
        Gross profit                       98,542     84,987    78,692    80,225
        Income (loss) before
          extraordinary charge             (5,101)     5,410    10,725     5,848
        Net income (loss)                  (6,685)     5,410    10,725     5,848
        Income (loss) per share
          before extraordinary charge   $   (0.15)  $   0.16  $   0.31  $   0.17
        Net income (loss) per share     $   (0.20)  $   0.16  $   0.31  $   0.17
        Weighted average number of
          shares outstanding               33,996     34,701    34,630    34,657

1995    Net sales                       $ 380,323   $378,574  $423,460  $502,270
        Gross profit                       79,774     73,726    78,976    91,515
        Net income                         10,183      7,184     9,689     8,188
        Net income per share            $    0.31   $   0.22  $   0.29  $   0.24
        Weighted average number of
          shares outstanding               33,021     33,214    33,451    34,663

Notes to Consolidated Financial Statements
Micro Warehouse, Inc.
(Amounts in thousands, except per share data)

NOTE 16.  QUARTERLY FINANCIAL DATA (UNAUDITED) CONTINUED

                                          First     Second      Third     Fourth
                                        Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
1994    Net sales                      $257,048   $253,310   $280,241   $340,197
        Gross profit                     60,678     56,319     58,358     71,323
        Net income                        6,761      6,209      5,305      6,281
        Net income per share           $   0.24   $   0.21   $   0.17   $   0.19
        Weighted average number of
        shares outstanding               28,485     30,162     30,742     32,547

     The quarterly amounts of net income per share for 1995 and 1994 do not equal amounts for the year due to rounding.

NOTE 17. LEGAL PROCEEDINGS

     During October, November and December 1996, the Company and certain of its directors and officers were named as defendants in eleven lawsuits brought in the United States District Court for the District of Connecticut by parties which seek to represent classes of stockholders who purchased shares of the Company's common stock during different periods between January 1994 and September 1996, or exchanged shares in a merger transaction completed in January 1996. These lawsuits advance claims under various provisions of the federal securities laws and the common law and assert that various misleading disclosures were made concerning the Company's financial performance and position and other related circumstances during the periods described. The lawsuits followed and are predicated upon the Company's announcements in September and October 1996 that it intended to restate certain prior financial statements. On February 10, 1997, the Company filed Forms 10-K/A with the Securities and Exchange Commission (the "SEC") reflecting restated financial statements for the years 1992 through 1995. These matters have been consolidated into a single proceeding.

     In November 1996, a shareholder derivative action was filed in the United States District Court for the District of Connecticut, purportedly on behalf of, and for recovery by, the Company, which is named as a nominal defendant. The complaint charges certain directors and officers with violation of fiduciary duties in selling Company stock while in possession of non-public information and in causing or permitting the exposure of the Company to damage, such as through the class litigation described above, attributable to the same circumstances that are the subject of the class litigation. The Company and the individual defendants have filed a Motion to Dismiss the Complaint which is pending before the Court.

In December 1996 and January 1997, the Company and certain of its directors and officers were named as defendants in two largely identical lawsuits brought in the Superior Court of Santa Clara County, San Jose, California. These lawsuits have now been consolidated. The lawsuits arise out of the stock merger between the Company and Inmac on January 25, 1996. The claims are generally similar to those being asserted in the consolidated class action described above.

All of the above referenced lawsuits are at a preliminary stage. The plaintiffs in these lawsuits seek unspecified compensatory damages, other relief, legal fees and litigation costs. The Company is unable to predict the outcome or the potential financial impact of this litigation, and accordingly, has made no provision therefor in the consolidated financial statements.

     In addition, the staff of the SEC is conducting a formal investigation into the events that underlie the Company's restatement of certain prior period financial statements. The Company is cooperating with the staff in its investigation.

Board of Directors

[Photograph]

Peter Godfrey
Chairman
Micro Warehouse, Inc.

[Photograph]

Linwood A. Lacy, Jr.
President and
Chief Executive Officer
Micro Warehouse, Inc.

[Photograph]

Felix Dennis
Chairman
Dennis Publishing Ltd.
(Publishing)

[Photograph]

Melvin Seiler
Executive Vice President and
Chief Operating Officer
Micro Warehouse, Inc.

[Photograph]

Frederick H. Fruitman
Managing Director
Loeb Partners Corporation
(Investment Banking)

[Photograph]

Joseph M. Walsh
Chairman and
Chief Executive Officer
Curtis Circulation Company
(Magazine Distribution)


Corporate Officers

Deborah Cooper
Vice President
Mac Marketing

Stephen F. England
Vice President
Worldwide Advertising

Wayne P. Garten
Senior Vice President
and Chief Financial Officer

Michael J. Kurtz
Vice President
Human Resources

Bruce L. Lev
Vice President,
General Counsel
and Secretary

Kris Rogers
Executive Vice President
and General Manager
of U.S. Operations

Bruce Schellinkhout
Vice President
Distribution

Adam Shaffer
Senior Vice President
Product and Marketing

Jeffrey Sheahan
Vice President and
General Manager
of European Operations

Corporate Information

Transfer Agent
Boston EquiServe L.P., 150 Royall Street,
Canton, MA 02021  (800) 426-5523

Independent Certified Public Accountants
KPMG Peat Marwick LLP,
3001 Summer Street, Stamford, CT 06905

Annual Meeting
The 1997 Annual Meeting will be held on Wednesday, June 4, 1997 at 10:00 A.M. at The Ramada Inn and Suites, 2373 Route 9, Toms River, New Jersey

Common Stock
Micro Warehouse, Inc.'s Common Stock is traded on The Nasdaq Stock Market under the symbol MWHS.

Stockholders
As of December 31, 1996, Micro Warehouse, Inc. had approximately 272 stockholders of record.

Dividend Policy
The Company has never paid and has no present plans to pay any cash dividends on its capital stock. The Company intends to retain its earnings to finance the growth and development of its business.

Form 10-K
A copy of the Company's Form 10-K is available without charge upon request to:
Corporate Communications Dept., Micro Warehouse, Inc., 535 Connecticut Avenue, Norwalk, CT 06854.

Investor Relations
For further information about Micro Warehouse, Inc., contact Melinda LeVino, Director of Corporate Communications (203) 899-4672.

Quarterly Stock Price Range

                                  High         Low

Fiscal 1996    First Quarter    $51.75      $31.25
               Second Quarter    45.25       18.38
               Third Quarter     32.75       14.00
               Fourth Quarter    27.25       10.75

Fiscal 1995    First Quarter    $35.75      $26.75
               Second Quarter    48.25       30.00
               Third Quarter     56.88       41.25
               Fourth Quarter    54.50       36.75

Fiscal 1994    First Quarter    $28.00      $19.25
               Second Quarter    28.00       17.75
               Third Quarter     33.00       17.75
               Fourth Quarter    36.25       27.00

Fiscal 1993    First Quarter    $11.88       $9.63
               Second Quarter    12.50       11.25
               Third Quarter     15.63       10.88
               Fourth Quarter    21.38       17.50

*Stock prices are adjusted to reflect a two-for-one stock split effective April 4, 1994.

CORPORATE OFFICES
Micro Warehouse, Inc.
535 Connecticut Avenue
Norwalk, CT 06854
(203) 899-4000

SUBSIDIARIES
Micro Warehouse, Inc. of New Jersey
1720 Oak Street, Lakewood, NJ 08701
55 United States Avenue, Gibbsboro, NJ 08026

Micro Warehouse, Inc. of Ohio
2841 Old State Road, Wilmington, OH 45200

Micro Warehouse Limited
Westerly Point, Market Street
Bracknell, Berkshire
RG12 1EW England

Micro Warehouse France SARL
Z.I. Mitry-Compans
2 Rue Charles Coulomb
B.P. 103
77293 Mitry-Mory Cedex France

Micro Warehouse (Deutschland) GmbH
Boettgerstrasse 2-14
65438 Floersheim Germany

Micro Warehouse, Sweden AB
Midskogsgrand 1-3
S-115 43 Stockholm Sweden

Micro Warehouse, Denmark APS
Gaseagervej #12
DK-8250 Ega Denmark

Micro Warehouse, Norway AS
Waldemar Thranesgate 98B
N-0175 Oslo Norway

Micro Warehouse, Finland OY
Kaisaniemenkatu 13
00100 Helsinki Finland

Micro Warehouse B.V.
Kelenbergweg 30
1101 GB Amsterdam The Netherlands

Micro Warehouse, Japan KK
Mitsuhashi No. 2 Bldg. 2F
1-13-27 Okada, Atsugi-shi
Kanagawa 243 Japan

Micro Warehouse Canada Limited
151 Caterpillar Road
Mississauga, Ontario L4X 226 Canada

Benton Sistemas S.A. de C.V.
Circuito Novelistos 129
Ciudad Satelite
Mexico City, Mexico 53100

Micro Warehouse (Australia) Pty Ltd.
2/11 Artisan Road
Private Bag 1 Unit 2
Seven Hill NSW 2147 Australia

26 Edmundstone Road 6
Bowen Hills, Queensland 4006 Australia

Micro Warehouse
535 Connecticut Avenue, Norwalk, CT 06854, 203-899-4000 http://www.warehouse.com